MNTN, Inc.

823 Congress Avenue, #1827

Austin, Texas 78768

May 19, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Scott Stringer

Lyn Shenk

Nicholas Nalbantian

Dietrich King

Re:	MNTN, Inc.

Registration Statement on Form S-1, as amended (File No. 333-285471)

Request for Acceleration of Effective Date

To the addressees set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, MNTN, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended (File No. 333-285471) (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on May 21, 2025, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brittany D. Ruiz at (212) 906-1669.

We understand that the staff of the Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Brittany D. Ruiz of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

Sincerely,

MNTN, Inc.

By:	/s/ Mark Douglas
Name:	Mark Douglas
Title:	Chief Executive Officer

cc:	Patrick A. Pohlen, Chief Financial Officer, MNTN, Inc.

Ian D. Schuman, Esq., Latham & Watkins LLP

Brittany D. Ruiz, Esq., Latham & Watkins LLP

Ran Ben-Tzur, Esq., Fenwick & West LLP

Ryan Mitteness, Esq., Fenwick & West LLP